ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 30, 2012	Renee E. Laws
(617) 235-4975
renee.laws@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 93 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on October 1, 2012, relating to Systematic Mid Cap Value Fund (the “Mid Cap Value Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: Please explain supplementally why the Mid Cap Value Fund does not include a shareholder fees table under “Summary of the Fund – Fees and Expenses of the Fund.”

Response: As of December 1, 2012, the effective date of the Mid Cap Value Fund’s prospectus, the Mid Cap Value Fund will no longer charge any sales charges or other fees that would be reflected in the shareholder fees table, and, therefore has omitted the shareholder fees table as permitted by Instruction 1(c) to Item 3 of Form N-1A.

I am also writing on behalf of the Trust to respond to the comments of the Staff of the SEC regarding the February 28, 2012 annual report to shareholders (the “Annual Report”) filed under the Investment Company Act of 1940, as amended, on Form N-CSR on May 3, 2012 for the Mid Cap Value Fund and Systematic Value Fund (the “Value Fund,” and, together with the Mid Cap Value Fund, each, a “Fund,” and collectively, the “Funds”), series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

1. Comment: Please explain supplementally why the prospectus for the Value Fund included in Post-Effective Amendment No. 87 under the 1933 Act to the Registration Statement filed on June 28, 2012 relating to the Funds compares the Value Fund’s performance to the Russell 1000 Index, whereas the Annual Report compares the Value Fund’s performance to the Russell 1000 Value Index.

Response: The discrepancy was unintentional and the Trust undertakes to compare the Value Fund’s performance to the Russell 1000 Index in the next annual report to shareholders, consistent with the Value Fund’s prospectus.

2. Comment: Please explain supplementally why the prospectus for the Mid Cap Value Fund included in Post-Effective Amendment No. 87 under the 1933 Act to the Registration Statement filed on June 28, 2012 relating to the Funds compares the Mid Cap Value Fund’s performance to the Russell MidCap Index, whereas the Annual Report compares the Mid Cap Value Fund’s performance to the Russell MidCap Value Index.

Response: The discrepancy was unintentional and the Trust undertakes to compare the Mid Cap Value Fund’s performance to the Russell MidCap Index in the next annual report to shareholders, consistent with the Mid Cap Value Fund’s prospectus.

3. Comment: Given that the Annual Report shows that each Fund invests a significant portion of its assets in the financials sector, please consider whether each Fund’s principal investment strategies section should explicitly address investing in the financials sector and whether each Fund’s principal risks section should discuss the specific risks associated with such sector or explain supplementally why such disclosure is not warranted.

Response: The Trust notes that the disclosure for each Fund under “Summary of the Fund – Principal Risks” and “Additional Information About the Funds – Summary of the Funds’ Principal Risks” in the Funds’ prospectus includes sector risk as a principal risk and describes the specific risks associated with the financials sector. The Trust does not consider investing in the financials sector to be a principal investment strategy of either Fund.

4. Comment: Please explain supplementally why the Annual Report does not include disclosure that is responsive to Items 2(c) and 2(d) of Form N-CSR relating to amendments to and waivers from, respectively, a provision of the Trust’s code of ethics.

Response: The Trust notes that there were no such amendments to or waivers from the Trust’s code of ethics during the period covered by the report, and, therefore, the requirements of Items 2(c) and 2(d) of Form N-CSR are not applicable.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Michael Ponder, Esq., Managers Investment Group LLC

Gregory C. Davis, Esq.

Rajib Chanda, Esq.